UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 3

Under the Securities Exchange Act of 1934

Wilhelmina International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

968235200

(CUSIP Number)

Lorex Investment AG

c/o Treuhand – u. Revisionsgesellschaft Mattig-Suter and Postner AG, Industriestrasse

22, Zug, CH-6302, Switzerland

011-41-41-8195400

Copies to:

David Michaels, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 968235200

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lorex Investments AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) CO

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CUSIP No. 968235200

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Horst-Dieter Esch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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CUSIP No. 968235200

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Peter Marty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1.	Security and Issuer.

This Amendment No. 3 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 19, 2021 (the “Original Statement”), as amended by Amendment No. 1 filed on August 3, 2021 and Amendment No. 2 filed on December 6, 2021.

The Original Statement, as amended by this Amendment, relates to the Common Stock, $0.01 value per share (the “Shares”), of Wilhelmina International, Inc., a Delaware corporation (the “Issuer” or “Wilhelmina”). The address of the principal executive office of the Issuer is 200 Crescent Court, Suite 1400, Dallas, Texas, 75201.

Item 2.	Identity and Background.

(a) This Amendment is filed by Lorex Investments AG, Horst-Dieter Esch and Peter Marty. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The address of Lorex Investments AG is c/o Treuhand – u. Revisionsgesellschaft Mattig-Suter and Postner AG, Industriestrasse 22, Zug, CH-6302, Switzerland. The address of Horst-Dieter Esch is Carretera Transpeninsular Km. 27.5, San Jose del Cabo, B.C.S. Mexico 23400. The address of Peter Marty is c/o Mattig-Suter und Partner, Bahnhofstrasse 28, Schwyz, CH-6431, Switzerland.

(c) The principal occupation of Horst-Dieter Esch is acting as the director of Wilhelmina International, Inc. The principal occupation of Peter Marty is serving as an officer and director of Lorex Investments AG. The principal business of Lorex Investments AG is investing in securities.

(d) No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship of the Reporting Persons is as set forth below:

Lorex Investment AG	Switzerland
Horst-Dieter Esch	Germany
Peter Marty	Switzerland

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Item 4.	Purpose of Transaction.

As per the Original Filing, on March 31, 2021, REV Alpha Holdings LLC, entered into a purchase agreement (the “Original Purchase Agreement”) with Lorex Investments AG (“Lorex”) to acquire 950,000 of the Issuer’s shares (the “Purchased Shares”) that Lorex owns, for aggregate consideration of $9,500,000.

On November 12, 2021, Lorex and REV Alpha Holdings LLC agreed to amend the Original Purchase Agreement and entered into an Amendment to the Purchase Agreement (the “Amendment to Purchase Agreement”).

The Reporting Persons are filing this Amendment No. 3 to the Schedule 13D that was initially filed on April 19, 2021, to report that REV Alpha Holdings LLC has acquired all the Purchased Shares pursuant to the terms and conditions of the Amendment to Purchase Agreement.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented with the following:

The information provided above in Item 4 of this Amendment No. 3 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

99.1

Amendment to Purchase Agreement dated November 12, 2021, between Lorex Investment AG and REV Alpha Holdings LLC (incorporated by reference to Exhibit 99.1 filed with the Schedule 13D/A filed on December 6, 2021)

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2022	LOREX INVESTMENTS AG

	By:	/s/ Peter Marty
	Name:	Peter Marty
	Title:	Chairman of the Board

Dated: August 4, 2022	HORST-DIETER ESCH

	By:	/s/ Horst-Dieter Esch
	Name:	Horst-Dieter Esch

Dated: August 4, 2022	PETER MARTY

	By:	/s/ Peter Marty
	Name:	Peter Marty

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